EXHIBIT 99.1

THE SECURITIES REPRESENTED BY THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES REPRESENTED BY THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION THEREOF MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING PURSUANT TO RULE 904, RULE 144 OR RULE 144A UNDER THE SECURITIES ACT OR PURSUANT TO A PRIVATE SALE EFFECTED UNDER SECTION 4(A)(7) OF THE SECURITIES ACT OR APPLICABLE FORMAL OR INFORMAL SEC INTERPRETATION OR GUIDANCE, SUCH AS A SO-CALLED “4[a](1) AND A HALF” SALE.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN, FINANCING OR INDEBTEDNESS ARRANGEMENT SECURED BY THE SECURITIES.

SENIOR SECURED CONVERTIBLE NOTE

Issuance Date: May 19, 2020	Principal: U.S. $[●]

FOR VALUE RECEIVED, ADC Therapeutics SA, a Swiss stock corporation (société anonyme) (the “Company”), hereby, subject to a conversion into Common Shares in accordance with Section 2 hereof, promises to pay to [●], or its registered assigns (the “Holder”), the principal amount of [●] ($[●]) pursuant to, and in accordance with, the terms of that certain Facility Agreement, dated as of April 24, 2020, by and among the Company, the Lenders party thereto, the Agent and the other parties thereto (together with all exhibits and schedules thereto and as may be amended, restated, modified and supplemented from time to time, the “Facility Agreement”).  The Company hereby promises to pay accrued and unpaid Interest (as defined below) and premium, if any, on the Principal on the dates, at the rates and in the manner provided for in the Facility Agreement (including upon a Major Transaction Redemption or any conversion of this Note).  The Company hereby promises to pay any Make Whole Amount and any Exit Charge that is due on the Principal in accordance with the Facility Agreement (including, in the case of the Make Whole Amount, upon a Major Transaction Redemption and, in the case of the Exit Fee, upon a Major Transaction Redemption or any conversion of this Note). Pursuant to Section 2(c)(iv) hereof, the Principal amount of this Note may be less than the amount indicated above.

This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, and as any of the foregoing may be amended, restated, supplemented or otherwise modified from time to time, this “Note”) is one of the Senior Secured Convertible Notes issued pursuant to the Facility Agreement (collectively, including all Senior Secured Convertible Notes issued in exchange, transfer or replacement thereof, and as any of the foregoing may be amended, restated, supplemented or otherwise modified from time to time, the “Notes”).  All capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Facility Agreement.

This Note evidences a Loan issued under the Facility Agreement.  Accordingly, any payment of the Principal of this Note (it being agreed that the settlement of the Company’s obligations by delivery of Conversion Shares (as defined below)  upon conversion of any Principal of this Note shall be deemed to constitute payment of such Principal) or any payment of Interest hereon constitutes a payment of the principal amount of such Loan or interest thereon, as the case may be.  This Note may not be transferred separately from the Holder’s rights and obligations as a Lender under the Facility Documents with respect to the corresponding Loan amount.

This Note is secured by Liens on and security interests in certain property and assets of the Company and the other Loan Parties that have been granted to the Agent, for the benefit and, where applicable, acting as the direct representative (direkter Stellvertreter) or in case of an assignment of receivables as the indirect representative (indirekter Stellvertreter) of the Secured Parties, pursuant to the Loan Documents. Reference is hereby made to the other Loan Documents for a description of the Collateral securing the obligations evidenced by this Note, the terms and conditions upon which such Liens and security interests were granted and the rights and remedies of the Holder in respect thereof.

The Company has no right, but under certain circumstances may have an obligation, to make payments of Principal prior to the due date for such payments set forth in the Facility Agreement.  The Facility Agreement contains provisions for acceleration of the maturity of the unpaid Principal upon the happening of certain events.

1.          Definitions.

(a)          Certain Defined Terms.  For purposes of this Note, the following terms shall have the following meanings:

(i)                 “Applicable Value” means (A) the product of (x) the number of issued and outstanding Common Shares on the date the Company delivers the Major Transaction/Organic Change Notice (as defined in Section 3(b)) multiplied by (y) the Closing Price of the Common Shares on such date, plus (B) the amount of the Company’s and its consolidated subsidiaries’ debt as shown on the latest consolidated financial statements of the Company and its subsidiaries filed with the SEC (the “Current Financial Statements”), plus (C) if applicable, the aggregate liquidation preference of each class of the Company’s preferred shares, less (D) the amount of cash and cash equivalents of the Company and its consolidated subsidiaries, as shown on the Current Financial Statements.

(ii)                 “Articles” means the Company’s articles of association, as may be amended or restated from time to time.

(iii)                “Asset Sale” means a transaction described in clause (B) of the definition of “Major Transaction” in connection with which the Company distributes assets to shareholders.

(iv)               “Bloomberg” means Bloomberg Financial Markets or an equivalent, reliable reporting service designated by the Company and subject to the consent of the Required Note Holders (such consent not to be unreasonably withheld, conditioned or delayed).

(v)               “Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but for the avoidance of doubt, excluding any debt securities convertible into such stock.

(vi)               “CHF” means the legal currency of Switzerland.

(vii)              “Closing Price” means, for any security as of any Trading Day, the closing (last sale) price per share for such security on its Principal Market on such Trading Day (at the end of regular trading hours on such Principal Market), as reported by Bloomberg, or if no closing price per share is reported for such security by Bloomberg, the average of the last bid and last ask price (or if more than one in either case, the average of the average last bid and average last ask prices) per share for such security on such Trading Day as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Shares are traded.  If such security is not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, then the Closing Price for such security will be the average of the mid-point of the last bid and last ask prices per share for such security in the over-the-counter market on the relevant Trading Day as reported by OTC Markets Group or similar organization.  If the Closing Price cannot be calculated for a security on such date on any of the foregoing bases, the Closing Price of such security on such date shall be the fair market value per share of such security as mutually determined in good faith by the Board of Directors of the Company and the Required Note Holders.

(viii)             “Common Shares” means the common shares, par value CHF 0.064 per share, of the Company, subject to Section 3(d).

(ix)                “Conversion Agent” means UBS Switzerland AG, Bahnhofstrasse 45, 8098 Zurich, Switzerland, in its capacity as Swiss bank for the purposes of article 653e of the Swiss Code of Obligations and as conversion agent for the Notes, and includes any successor to UBS Switzerland AG, in its capacity as conversion agent.

(x)                 “Conversion Amount” means the Principal to be converted with respect to which this determination is being made.

(xi)                “Conversion Price” means $24.70, subject to adjustment as provided herein.

(xii)               “Delisting Event” means any of the following: (A) the Common Shares are not listed on the Principal Market, (B) trading in the Common Shares on the Principal Market is suspended, or (C) the Company has received a notice of delisting due to noncompliance with any material rule or regulation applicable to the trading or listing of the Common Shares on the Principal Market and such noncompliance has not been cured as set forth in a notice from the Principal Market.

(xiii)              “Dollars” or “$” means United States Dollars.

(xiv)              “Effective Date” means, with respect to any Major Transaction, the date on which such Major Transaction occurs or becomes effective.

(xv)               “Eligible Market” means the New York Stock Exchange, Inc., the NYSE American, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or, in each case, any successor thereto).

(xvi)            “Fair Market Value” means (i) with respect to any security that is listed, quoted or traded on an Eligible Market, as of any date of determination, the Closing Price of such security on such date, and (ii) with respect to any other security or asset, the fair market value as mutually determined in good faith by the Board of Directors of the Company and Required Note Holders, subject to the dispute resolution provisions set forth in Section 2(c)(iii) below.

(xvii)            “Freely Tradeable Shares” means Common Shares which, at the time of issuance thereof, (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are eligible for resale by the Holder, without limitation or restriction (including any volume limitation or current public information requirement) under state or federal securities laws, pursuant to Rule 144 under the Securities Act or are the subject of an effective registration statement under the Securities Act covering the resale thereof, as provided for in the Registration Rights Agreement, and (iii) do not bear, and are not subject to, any restrictive legend, stop transfer or similar restriction (assuming in the case of clauses (ii) and (iii), that such holder is not at the time of such conversion, and has not during the three (3) months immediately prior thereto been, an Affiliate of the Company).

(xviii)            “Interest” means any interest (including any default interest) accrued on the Principal pursuant to the terms of this Note and the Facility Agreement.

(xix)              “Issuance Date” means May 19, 2020, regardless of any exchange or replacement hereof.

(xx)               “Major Transaction” means any of the following events:

(A)          a consolidation, merger, exchange of shares, tender or exchange offer, recapitalization, reorganization, amalgamation, scheme of arrangement, business combination, purchase or sale of shares or other similar event, (1) following which the holders of Common Shares (on an as converted basis, assuming the conversion of all outstanding Convertible Securities into Common Shares), or of the voting power of voting stock immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, amalgamation, scheme of arrangement, business combination, sale of shares or other event either (a) no longer hold a majority of the Common Shares (on an as converted basis, assuming the conversion of all outstanding Convertible Securities into Common Shares), or of the shares or voting power of voting stock of the Company, or (b) no longer have the ability to elect a majority of the Board of Directors of the Company, or (2) as a result of which the Common Shares shall be changed into (or the holders of the Common Shares become entitled to receive) the same or a different number of shares of the same or another class or classes of stock or securities of another entity (other than to the extent the Common Shares are changed or exchanged solely to reflect a change in the Company’s jurisdiction of incorporation);

(B)          the sale or transfer (including, for the avoidance of doubt, by way of an exclusive license that is substantially equivalent to a sale, it being agreed that an exclusive license solely in respect of Europe is not in and of itself substantially equivalent to a sale) in one transaction or a series of related transactions of (i) all or substantially all of the assets of the Company (including, for the avoidance of doubt, a sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole) to any Person other than one of the Company’s wholly-owned Subsidiaries or (ii) assets of the Company (including, for the avoidance of doubt, assets of the Company and its Subsidiaries, taken as a whole) to any Person other than one of the Company’s wholly-owned Subsidiaries for a purchase price equal to more than 50% of the Applicable Value, in connection with which the Company distributes its assets to shareholders;

(C)          the stockholders of the Company approve any plan or proposal for the liquidation, dissolution or winding-up of the Company;

(D)          a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, files any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of the Company’s Common Shares representing more than 50% of the Common Shares or the shares or voting power of the Company’s voting stock; or

(E)          the Common Shares cease to be listed on any Eligible Market on which they are then listed and are not immediately re-listed on another Eligible Market.

(xxi)              “Major Transaction Redemption Price” means the Principal amount of this Note to be redeemed.

(xxii)             “Market Disruption Event” means, with respect to any Trading Day, (A) a failure by the Principal Market for the Common Shares to open for trading during its entire regular trading session, (B) the occurrence or existence prior to 1:00 p.m., New York City time, on such Trading Day, for more than a one half-hour period in the aggregate during regular trading hours, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares, or (C) a failure of any sales of the Common Shares to occur on the Principal Market on such Trading Day.

(xxiii)           “Number of Make-Whole Shares” means, with respect to any Major Transaction, the number of Common Shares per $1,000 Principal amount determined as set forth in Schedule 1 based on the Share Price and Effective Date of such Major Transaction; provided that the Number of Make-Whole Shares in connection with any Major Transaction Conversion following a Company Share Major Transaction (until such time as another Major Transaction shall occur, from and after which the Number of Make-Whole Shares shall be determined by reference to such Major Transaction that results in a determination of the greatest Number of Make-Whole Shares) shall be determined as set forth in Schedule 1 (x) based on the Share Price determined on the Effective Date (without giving effect to clause (y) of this proviso) of such Company Share Major Transaction and (y) as though the Conversion Date of such Major Transaction Conversion were the Effective Date of such Major Transaction.

(xxiv)          “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest enterprise value as of the date of consummation of a Major Transaction.

(xxv)            “Principal” means the outstanding principal amount of this Note as of any date of determination.

(xxvi)           “Principal Market” means, with respect to the Common Shares, the principal Eligible Market on which the Common Shares are listed, and with respect to any other security, the principal securities exchange or trading market for such security.

(xxvii)          “Registration Rights Agreement” means that certain Registration Rights Agreement dated as of May 19, 2020 among the Company and the Lenders party to the Facility Agreement, as the same may be amended from time to time.

(xxviii)         “Required Note Holders” means, as of any date of determination, Holders of Notes having an aggregate principal amount of more than 50% of the outstanding principal amount of all Notes as of such date.

(xxix)           “Share Price” means, with respect to any Major Transaction, (a) in the case of a Major Transaction described in clause (A) or (B) of the definition thereof in which the holders of Common Shares receive in exchange for their Common Shares only cash, the amount of such cash per Common Share and (b) in any other case, the Closing Price per Common Share on the Trading Day immediately preceding the Effective Date of such Major Transaction.

(xxx)          “Standard Settlement Period” means the standard settlement period for equity trades effected by U.S. broker-dealers, expressed in a number of Trading Days, as in effect on the date the applicable Conversion Notice (as defined below) is received or deemed received by the Company.

(xxxi)          “Stock Event” means a stock split, stock combination, reclassification, payment of stock dividend, recapitalization or other similar transaction of such character that the Common Shares shall be changed into or become exchangeable for a larger or small number of shares.

(xxxii)          “Successor Entity” means any Person purchasing the Company’s assets sold in a Major Transaction or a majority of the Company’s Capital Stock in a Major Transaction, or any successor entity resulting from a Major Transaction, or if the Note is to be convertible for shares of Capital Stock of any such Person’s Parent Entity, its Parent Entity.

(xxxiii)          “Successor Major Transaction” means either a Takeout Major Transaction or an Asset Sale.

(xxxiv)          “Takeout Major Transaction” means a “Major Transaction” in which the Common Shares of the Company are converted into the right to receive cash, securities of another entity and/or other assets.

(xxxv)          “Trading Day” means, in respect of any security, any day on which trading of such security occurs on its Principal Market; provided, that, for purposes of the satisfaction of the One Year Pricing Forced Conversion Condition or Three Year Pricing Forced Conversion Condition (each as defined in Section 2(f)), Trading Day shall not include any Trading Day on which there is a Market Disruption Event.

(xxxvi)          “Volume Weighted Average Price” means, as of any Trading Day, (A) the volume weighted average sale price of the Common Shares on the Principal Market (or, if not the Principal Market, the principal U.S. national or regional securities exchange on which the Common Shares are traded), as reported by Bloomberg, or (B) if no volume weighted average sale price is reported for the Common Shares, then the Closing Price on such Trading Day, or, if no Closing Price is reported for the Common Shares by Bloomberg, the average of the last bid and last ask price (or if more than one in either case, the average of the average last bid and average last ask prices) of the Common Shares on such Trading Day as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Shares are traded.  If the Common Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, then the Volume Weighted Average Price will be the average of the mid-point of the last bid and last ask prices of the Common Shares in the over-the-counter market on the relevant Trading Day as reported by OTC Markets Group or similar organization. If the Volume Weighted Average Price cannot be calculated for the Common Shares on such date in the manner provided above, the Volume Weighted Average Price shall be the fair market value per Common Share as mutually determined in good faith by the Board of Directors of the Company and the Holders holding a majority of the aggregate outstanding Principal amount of the Notes being converted for which the calculation of the Volume Weighted Average Price is required.  The Volume Weighted Average Price shall be determined without regard to after-hours trading or any other trading outside of the regular trading hours. In the event that a Stock Event is consummated during any period of consecutive Trading Days on which Volume Weighted Average Prices are being calculated, the Volume Weighted Average Price for each Trading Day during such period prior to the effectiveness of such Stock Event shall be appropriately adjusted to reflect such Stock Event.

(xxxvii)         “Withholding Date” means the first date on which the Company withholds, or determines that it is required to withhold, any Taxes as a result of any Forced Conversion or the issuance of any Common Shares thereupon.

2.          Conversion Rights.  This Note may be converted into Common Shares on the terms and conditions set forth in this Section 2.

(a)          Conversion at Option of the Holder.  On or after the date hereof, the Holder shall be entitled to convert all or any part of the Principal into fully paid up and nonassessable Common Shares (the “Conversion Shares”). The Company shall not issue any fraction of a Common Share upon any conversion.  If the issuance would result in the issuance of a fraction of a Common Share, then the Company shall round such fraction of a Common Share up or down to the nearest whole share (with 0.5 rounded up) and no cash payment will be made in lieu thereof where rounded down.  If, at any time, the Required Note Holders not including the Holder elect to convert all of the outstanding Notes held by them in accordance with this Section 2, then, effective upon such conversion, (i) this Note shall automatically, and without any action by the Holder, convert into Conversion Shares at the same Conversion Rate and otherwise upon the same terms as the Notes held by the Required Note Holders are being converted, as if the Holder had delivered a Conversion Notice hereunder, and (ii) the Holder shall be deemed to have accepted, and hereby accepts and agrees, (A) such conversion of its Principal amount into Conversion Shares and that, where necessary under Swiss law, the Conversion Agent shall effect such conversion on such Holder’s behalf, and (B) that its obligation to pay up the Conversion Shares to be issued shall be set off against its claim for repayment of such Principal amount, which claim shall be deemed to be due and payable immediately prior to the time when, as a matter of Swiss law, the relevant Common Shares are paid up.

(b)          Conversion Rate.  The number of Conversion Shares issuable upon a conversion of any portion of this Note pursuant to Section 2, including a Forced Conversion (as defined below), shall be determined according to the following formula (the “Conversion Rate”):

Conversion Amount
Conversion Price

(c)          Mechanics of Conversion.  The conversion of this Note shall be conducted in the following manner:

(i)          Holder’s Delivery Requirements.  To convert a Conversion Amount into Conversion Shares on any date (the “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver), for receipt on or prior to 5:00 p.m. New York City time on such date, an unsigned copy of a written conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”) to the offices of the Company, Route de la Corniche 3B, 1066 Epalinges, Switzerland (Attention:  Chief Executive Officer, Email: DFconversion@adctherapeutics.com), or such other address or email address as the Company may designate in writing, and (B) if required by Section 2(c)(vi), surrender to a common carrier for delivery to the Company, no later than three (3) Business Days after the Conversion Date, the original Note being converted (or an indemnification undertaking in customary form with respect to this Note in the case of its loss, theft or destruction).

(ii)          Company’s Response.  Upon receipt or deemed receipt by the Company of an unsigned copy of a Conversion Notice, the Company (A) shall (1) promptly forward the Conversion Notice to Homburger AG or such other counsel as shall have been designated by the Company for these purposes upon at least 30 days’ written notice to the Lenders, (2) cause Homburger AG or such other counsel to confirm the receipt of the Conversion Notice and further cause Homburger AG or such other counsel to (and Homburger AG or such other counsel is hereby authorized by the Holder to) attach a manually signed signature page of the Holder thereto and deliver the completed manually signed Conversion Notice to the Conversion Agent (provided that the Holder shall have provided manually signed signature pages to Homburger AG or such other counsel prior thereto) and (3) cause the Conversion Agent to thereafter confirm the receipt of the Conversion Notice and the declaration of set-off contained therein, (B) shall promptly send, via email, a confirmation of receipt of such Conversion Notice to the Holder and the Company’s designated transfer agent (the “Transfer Agent”), if applicable, which confirmation shall constitute an instruction to any such Transfer Agent to further process, with the assistance of the Conversion Agent, where necessary, such Conversion Notice in accordance with the terms herein and (C) (1) in the case of a conversion at a time when the Conversion Shares are required to bear a restrictive legend pursuant to Section 2(d), on or before the fifth (5th) Business Day following the Conversion Date (the “Restricted Voluntary Conversion Delivery Deadline”), issue and deliver to the address as specified in the Conversion Notice, a stock certificate, registered in the name of the Holder or its designee, for the number of Conversion Shares to which the Holder shall be entitled, and (2) in the case of a conversion at a time when the Conversion Shares are not required to bear a restrictive legend pursuant to Section 2(d), on or before the second (2nd) Business Day (or, if earlier, the last day of the Standard Settlement Period) following the Conversion Date (the “Unrestricted Voluntary Conversion Delivery Deadline”), cause the Transfer Agent to credit the aggregate number of Conversion Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through DTC’s Deposit/Withdrawal at Custodian (DWAC) system.  In the case of a Forced Conversion, clause (2) of the immediately preceding sentence shall apply, except that the applicable deadline for purposes of the immediately preceding sentence shall be measured from the date of the Company’s delivery of the Forced Conversion Notice (such delivery deadline for a Forced Conversion, the Restricted Voluntary Conversion Delivery Deadline or the Unrestricted Voluntary Conversion Delivery Deadline, as applicable, being referred to as the “Share Delivery Date”).  If, notwithstanding the provisions of Section 2(c)(vi), the Holder elects to physically surrender this Note for conversion and the Principal represented by this Note is greater than the Principal being converted, then the Company shall, as soon as practicable and in no event later than (1) in the case of a conversion at a time when the Conversion Shares are required to bear a restrictive legend pursuant to Section 2(d), five (5) Business Days after receipt of this Note, or (2), in the case of a conversion at a time when the Conversion Shares are not required to bear a restrictive legend pursuant to Section 2(d), two (2) Trading Days (the “Note Delivery Date”), and at its own expense, issue and deliver to the Holder a new Note representing the Principal not converted and cancel this Note.  Subject, in the case of this Note, to Section 9.4 of the Facility Agreement, this Note and the Conversion Shares will be free-trading, and freely transferable, and will not contain a legend restricting the resale or transferability of the Conversion Shares if any of the Unrestricted Conditions (as defined below) are met with respect thereto.

(iii)          Dispute Resolution.  In the case of a dispute as to the determination of the Conversion Price, Conversion Rate, Major Transaction Redemption Price, Successor Major Transaction Consideration, Major Transaction Company Shares or the Major Transaction Conversion Amount (including any determination as to Fair Market Value) or the arithmetic calculation of the Conversion Rate, the Company shall issue, or instruct the Transfer Agent to issue, as applicable, to the Holder the number of Conversion Shares that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via email within two (2) Business Days of receipt or deemed receipt of the Holder’s Conversion Notice or other date of determination.  If the Holder and the Company are unable to agree upon the determination of the Conversion Price, Conversion Rate, Major Transaction Redemption Price, Successor Major Transaction Consideration, Major Transaction Company Shares, Major Transaction Conversion Amount or arithmetic calculation of the Conversion Rate within one (1) Business Day of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within two (2) Business Days) submit via email (A) the disputed determination of the Conversion Price, Conversion Rate, Major Transaction Redemption Price, Successor Major Transaction Consideration or Major Transaction Conversion Amount to an independent, reputable investment banking firm selected by the Company and subject to the approval of the Required Note Holders (such consent not to be unreasonably withheld, conditioned or delayed), or (B) the disputed arithmetic calculation of the Conversion Rate to the Company’s independent registered public accounting firm, as the case may be.  The Company shall direct the investment bank or the accounting firm, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than two (2) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accounting firm’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error.  Notwithstanding anything herein to the contrary, any such final determination in respect of a dispute in connection with a Major Transaction in which the Company is not the surviving parent entity, shall be made prior to the occurrence of such Major Transaction.  Neither the Holder nor the Company shall have the right to dispute any determination pursuant to the provisions of this Section 2(c)(iii) unless such party notifies the other party of such dispute in writing no later than two (2) Business Days after the other party notifies the Holder or the Company, as applicable, in writing of such determination.  Any determination that is specified herein to be made mutually by the Company (or its Board of Directors) and the Required Note Holders shall be made solely by the Company (or its Board of Directors) if the Required Note Holders do not provide their determination to the Company in writing within five (5) Business Days after the later of (A) the Holder being requested to do so by the Company in writing and (B) the Company having provided the Holder all information reasonably necessary in order for the Holder to make the subject determination.

(iv)          Record Holder.  The Conversion Shares issuable upon a conversion of this Note shall be deemed to have been issued to the Person or Persons entitled to receive such Conversion Shares, and such Person or Persons shall be treated for all purposes as the legal and record holder or holders of such Conversion Shares, entitled to all rights of a holder thereof, (A) in the case of a conversion at the option of the Holder, upon delivery by the Holder of the Conversion Notice, or (B) in the case of a Forced Conversion, upon delivery by the Company to the Holder of the Forced Conversion Notice.

(v)          Company’s Failure to Timely Convert.

(A)          Cash Damages.  If by the Share Delivery Date, the Company shall fail to issue and deliver a certificate to the Holder for, or, if as required by the Section 2(c)(ii) hereof the Transfer Agent shall fail to credit the Holder’s or its designee’s balance account with DTC with, the applicable number of Conversion Shares (free of any restrictive legend, provided any Unrestricted Condition is satisfied), then, in addition to all other available remedies that the Holder may pursue hereunder and under the Facility Agreement, the Company shall pay additional damages to the Holder for each 30-day period after the Share Delivery Date such conversion is not timely effected and/or each 30-day period after the Note Delivery Date such Note is not delivered in an amount equal to (prorated for any partial period) (x) in the case of a failure to deliver a certificate for the Conversion Shares or, if as required by the Section 2(c)(ii) hereof the Transfer Agent shall fail to credit the Holder’s or its designee’s balance account with DTC with, the applicable number of Conversion Shares (free of any restrictive legend, provided any Unrestricted Condition is satisfied), one percent (1.0%) of the Conversion Amount or (y) in the case of a failure to deliver a new Note, one percent (1.0%) of the outstanding balance of the new Note.  Alternatively in lieu of the foregoing additional damages, subject to Section 2(c)(iii), at the written election of the Holder made in the Holder’s sole discretion, if, on or after the applicable Conversion Date, the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Conversion Shares (or Common Shares issuable upon conversion of Conversion Shares) that such Holder anticipated receiving from the Company (such purchased shares, “Buy-In Shares”), the Company shall (I) be obligated to promptly pay to the Holder (in addition to all other available remedies that the Holder may otherwise have), 100% of the amount by which (A) the Holder’s total purchase price (including brokerage commissions, if any) for such Buy-In Shares exceeds (B) the net proceeds received by the Holder from the sale of a number of shares equal to up to the number of Conversion Shares (or Common Shares issuable upon conversion of the Conversion Shares, without giving effect to any limitations on conversion thereof) such Holder was entitled to receive but had not received on the Share Delivery Date and (II) at the option of the Holder, by notice to the Company made via email prior to receipt by the Holder of the Conversion Shares, either reinstate the portion of this Note and equivalent number of Conversion Shares for which such conversion was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder.  If the Company fails to pay the additional damages set forth in this Section 2(c)(v)(A) within five (5) Business Days of the date incurred, then the Holder entitled to such payments shall have the right at any time, so long as the Company continues to fail to make such payments, to require the Company, upon written notice, to immediately issue, in lieu of such cash damages, the number of Common Shares equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Conversion Price applicable to the conversion to which the additional damages relate.  Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon conversion of this Note as required pursuant to the terms hereof.

(B)          Event of Default.  If for any reason the Holder has not received all of the Conversion Shares prior to the tenth (10th) Business Day after the Share Delivery Date with respect to a conversion of this Note (a “Conversion Failure”), such Conversion Failure shall constitute an Event of Default under the Facility Agreement and entitle the Lenders to all payments and remedies provided under the Facility Agreement upon the occurrence of an Event of Default.

(vi)          Book-Entry.  Notwithstanding anything to the contrary set forth herein, upon conversion or redemption of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless all of the Principal is being converted or redeemed.  The Holder and the Company shall maintain records showing the Principal converted or redeemed and the dates of such conversions or redemptions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon any such partial conversion or redemption.  Notwithstanding the foregoing, if this Note is converted or redeemed as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder may request, representing in the aggregate the remaining Principal represented by this Note.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion or redemption of any portion of this Note, the Principal of this Note may be less than the principal amount stated on the face hereof.

(d)          Legends.

(i)          Restrictive Legend.  The Holder understands that, except as otherwise specified pursuant to Section 2(d)(ii), this Note and the Conversion Shares, as applicable, shall bear a restrictive legend in substantially the following form (and a stop-transfer order shall be placed against transfer of the certificates for such securities):

“THE SECURITIES REPRESENTED BY THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES REPRESENTED BY THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION HEREOF MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING PURSUANT TO RULE 904, RULE 144 OR RULE 144A UNDER THE SECURITIES ACT OR PURSUANT TO A PRIVATE SALE EFFECTED UNDER SECTION 4(A)(7) OF THE SECURITIES ACT OR APPLICABLE FORMAL OR INFORMAL SEC INTERPRETATION OR GUIDANCE, SUCH AS A SO-CALLED “4[a](1) AND A HALF” SALE.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN, FINANCING OR INDEBTEDNESS ARRANGEMENT SECURED BY THE SECURITIES.”

(ii)          Removal of Restrictive Legend.  This Note and the certificates evidencing the Conversion Shares, as applicable, shall not contain any legend restricting the transfer thereof (including the legend set forth above in subsection 2(d)(i)):  (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act, or (B) if the Holder provides customary paperwork to the effect that it has sold such Note and/or Conversion Shares pursuant to Rule 144, or (C) if such Note or Conversion Shares, as the case may be, are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate paperwork provided by the Holder, or (D) if at any time on or after the date hereof that the Holder certifies that it is not an Affiliate of the Company and that the Holder’s holding period for purposes of Rule 144 and, in the case of the Conversion Shares, subsection (d)(3)(ii) thereof with respect to such Note and/or Conversion Shares is at least twelve (12) months (or six (6) months if the Company is, and shall have been for a period of at least ninety (90) days, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act), or (E) if the Company is a “foreign issuer” (as defined in Rule 405 under the Securities Act) as of the Issuance Date and the Holder provides a declaration, substantially in the form of Exhibit B hereto, to the effect that the Note and/or Conversion Shares have been or will be sold in accordance with Rule 904 of Regulation S under the Securities Act, and, if reasonably requested by the Company, the Holder provides a legal opinion of Katten Muchin Rosenman LLP or other nationally recognized counsel to the Holder to the effect that the Note and/or Conversion Shares (as applicable) may then be sold in accordance with Rule 904 of Regulation S under the Securities Act, or (F) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) as determined in good faith by counsel to the Company or set forth in a legal opinion delivered by Katten Muchin Rosenman LLP or other nationally recognized counsel to the Holder (collectively, the “Unrestricted Conditions”).  The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Registration Date (as defined below), or at such other time as any of the Unrestricted Conditions have been satisfied, if required by the Company’s Transfer Agent to effect the issuance of this Note or the Conversion Shares, as applicable, without a restrictive legend or removal of the legend hereunder.  If any of the Unrestricted Conditions are met at the time of issuance of any of the Conversion Shares, then such Conversion Shares shall be issued free of all legends.  The Company agrees that following the Registration Date or at such time as any of the Unrestricted Conditions are met or such legend is otherwise no longer required under this Section 2(d), it will, no later than two (2) Trading Days (or, if less, the number of days comprising the Standard Settlement Period) following the delivery by the Holder to the Company or the Transfer Agent of this Note or a certificate representing Conversion Shares, as applicable, issued with a restrictive legend, deliver or cause to be delivered to such Holder this Note and/or a certificate (or electronic transfer) representing such shares that is free from all restrictive and other legends.  For purposes hereof, “Registration Date” shall mean the date that the first Registration Statement covering the Conversion Shares that the Company is required to file pursuant to the Registration Rights Agreement has been declared effective by the SEC.

(iii)          Sale of Unlegended Shares.  The Holder agrees that the removal of any restrictive legends from any securities as set forth in this Section 2(d) is predicated upon the Company’s reliance that the Holder will sell such securities pursuant to either the registration requirements of the Securities Act or an exemption therefrom, and that if such securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.

(e)          Share Dividend, Subdivision, Combination or Reclassification.  If the Company shall, at any time or from time to time, (A) declare a dividend on any Common Shares, or capitalization of profits or reserves, payable in shares of its Capital Stock (including any Common Shares), other than a dividend for which the Holder would be entitled to participate pursuant to Section 6, (B) subdivide any outstanding Common Shares into a larger number of Common Shares, (C) consolidate or combine the outstanding Common Shares into a smaller number of Common Shares or (D) issue any shares of its Capital Stock in a reclassification of any Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then in each such case, the Conversion Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Holder of this Note upon conversion after such date at the Conversion Price shall be entitled to receive the aggregate number and kind of shares of its Capital Stock which, if this Note had been converted immediately prior to such date at the Conversion Price, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.  Any such adjustment shall become effective immediately after the record date of such dividend or the effective date of such subdivision, combination or reclassification.  Such adjustment shall be made successively whenever any event listed above shall occur.  If a dividend on any Common Shares or capitalization of profits or reserves, payable in shares of its Capital Stock (including Common Shares) is declared and such dividend is not paid, the Conversion Price shall again be adjusted to be the Conversion Price in effect immediately prior to such record date (giving effect to all adjustments that otherwise would be required to be made pursuant to this Section 2 from and after such record date).

(f)          Forced Conversion.

(i)          (A) In the event that on and after the one-year anniversary of the date on which the Required Note Holders receive evidence satisfactory to them that the Company has received the Final BLA Approval, subject to the terms and conditions of this Section 2, and the limitations set forth in this Section 2(f) and the Additional Forced Conversion Conditions (as defined below), each of the following is greater than 275% of the Conversion Price (the “One Year Pricing Forced Conversion Condition”): (1) the Volume Weighted Average Price of the Common Shares on at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days ending on or prior to the second Business Day immediately prior to the Maturity Date, (2) the Volume Weighted Average Price of the Common Shares on the last Trading Day of such period and (3) the Closing Price of the Common Shares on the last Trading Day of such period, or (B) in the event that on and after the three-year anniversary of the date on which the Required Note Holders receive evidence satisfactory to them that the Company has received the Final BLA Approval, subject to the terms and conditions of this Section 2, and the limitations set forth in this Section 2(f) and the Additional Forced Conversion Conditions, each of the following is greater than 175% of the Conversion Price (the “Three Year Pricing Forced Conversion Condition”): (1) the Volume Weighted Average Price of the Common Shares on at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days ending on or prior to the second Business Day immediately prior to the Maturity Date, (2) the Volume Weighted Average Price of the Common Shares on the last Trading Day of such period and (3) the Closing Price of the Common Shares on the last Trading Day of such period, then, in the case of either (A) or (B), the Company may cause, and in such case each Note Holder shall be deemed to have instructed the Conversion Agent and the Company to cause and to have accepted and hereby accepts and agrees, (1) to the conversion into Common Shares (a “Forced Conversion”) of all or any portion of the outstanding Principal amount of this Note, as set forth in a Forced Conversion Notice (as defined below), and that, where necessary under Swiss law, the Conversion Agent shall effect such conversion on such Holder’s behalf, and (2) that its obligation to pay up the Common Shares to be issued shall be set off against its claim for repayment of such Principal amount, which claim shall be deemed to be due and payable immediately prior to the time when, as a matter of Swiss law, the relevant Common Shares are paid up; provided that such Principal Amount shall not be less than the lesser of $1,000,000 and the outstanding Principal of this Note.  The Company shall effect Forced Conversions under each of the Notes on a pro rata basis, based upon the respective outstanding principal amounts thereof.

(ii)          To effect a Forced Conversion, the Company shall send a written notice via electronic mail to the Holder (a “Forced Conversion Notice”) at any time between 4:00 p.m. and 5:00 p.m., New York City time on the Trading Day on which both (A) either the One Year Pricing Forced Conversion Condition or the Three Year Pricing Forced Conversion Condition is satisfied and (B) the Additional Forced Conversion Conditions are satisfied. The Forced Conversion Notice shall certify that either the One Year Pricing Forced Conversion Condition or the Three Year Pricing Forced Conversion Condition has been satisfied and the Additional Forced Conversion Conditions and the other applicable conditions set forth in this Section 2 have been satisfied (including reasonable supporting information) and shall state the Principal amount hereunder that the Company shall be deemed to be instructed by the Holder to cause to be converted on the Forced Conversion Date. Notwithstanding the foregoing, in no event shall the Company send any Forced Conversion Notice to the Holder within thirty-one (31) days of any other Forced Conversion Notice sent by the Company to the Holder.

(iii)          Notwithstanding anything to the contrary contained herein, the Company shall not deliver a Forced Conversion Notice, and the Company shall not effect a Forced Conversion, (a) during the occurrence of a Delisting Event, (b) at any time following such time as the Company has delivered (or is obligated to deliver) a Major Transaction/Organic Change Notice in respect of a Major Transaction that has not yet been consummated or abandoned (and publicly disclosed as consummated or abandoned), (c) at any time following the occurrence, and during the continuance, of an Event of Default or a Default, (d) from and after a Withholding Date, (e) unless all material information regarding the Company (including any material information that may be included in, or reflected by, the Forced Conversion Notice, but excluding any material information relating to the Company’s operating results that the Company has not yet Publicly Disclosed, nor been obligated to Publicly Disclose (in a filing with the SEC or otherwise), other than operating results that would trigger non-compliance with a covenant under the Facility Agreement) has been Publicly Disclosed in a report filed pursuant to the Exchange Act or has been otherwise Publicly Disclosed in a manner calculated to reach the securities marketplace through one of the Company recognized channels of distribution, (f) unless all Common Shares issuable pursuant to the Forced Conversion will constitute Freely Tradeable Shares, (g) unless the Company is in compliance with the “current public information” requirement of Rule 144(c) under the Securities Act, or (h) if the Transfer Agent for the Common Shares is not participating in DTC’s Fast Automated Securities Transfer Program (collectively, the “Additional Forced Conversion Conditions”), except to the extent the Holder has waived any such Additional Forced Conversion Condition by written notice to the Company. If any of the Additional Forced Conversion Conditions is not satisfied at any time following the delivery of a Forced Conversion Notice and prior to the Share Issuance Date in respect of Forced Conversion, the Company shall immediately notify the Holder of such failure and, unless the Holder waives such Additional Forced Conversion Condition by written notice to the Company, the Forced Conversion Notice shall be voided and the Forced Conversion shall not be effected.

(iv)          The Company hereby acknowledges and agrees that (i) no Forced Conversion Notice shall constitute or contain any material non-public information with respect to the Company or its securities, and (ii) the Holder shall not have any duty of trust or confidence with respect to, nor any obligation not to trade in any securities on the basis of, any information contained in any Forced Conversion Notice.

(g)          Notwithstanding anything herein to the contrary, the Company shall not issue to the Holder, and the Holder may not acquire, a number of Conversion Shares upon any conversion of this Note or otherwise acquire any Conversion Shares pursuant hereto or the Facility Agreement to the extent that, upon such conversion, the number of Common Shares then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth hereinafter) would exceed 4.985% of the total number of Common Shares then issued and outstanding (the “4.985% Cap”); provided that the 4.985% Cap shall not apply to the extent that Common Shares are not deemed to constitute “equity securities” pursuant to Rule 13d-1(i) under the Exchange Act. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the SEC, and the percentage beneficially owned by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. For purposes hereof, the Holder may rely on the number of outstanding Common Shares as set forth in the Company’s most recent annual report filed with the SEC, or any report filed by the Company with the SEC subsequent thereto, in each case, unless the Company has confirmed to the Holder the number of Common Shares outstanding as provided in the next sentence (in which case the Holder may rely upon such confirmation).  Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Common Shares then outstanding.

(h)          HSR Submissions.  If the Holder determines that, in connection with the conversion of this Note, it and the Company are required to file Premerger Notification Reports with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) and observe the Waiting Period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations promulgated thereunder (collectively, the “HSR Act”), the Company agrees to (i) cooperate with the Holder in the Holder’s preparing and making such submission and any responses to inquiries of the FTC and DOJ; (ii) prepare and make any submission required to be filed by the Company under the HSR Act and respond to inquiries of the FTC and DOJ in connection therewith; and (iii) reimburse Holder for the cost of the required filing fee for the Holder’s submission under the HSR Act. For the avoidance of doubt, the Holder shall bear all of its other costs and expenses in connection with such submission, including any attorneys’ fees associated therewith.

3.          Rights Upon Major Transaction or Organic Change. Without limiting any other rights of the Holder under the Facility Agreement or any other Facility Document in respect of Major Transactions, in the event of a Major Transaction, then the Holder, at its option, may, (A) convert all or a portion of the outstanding Principal in accordance with the provisions of this Section 3 (a “Major Transaction Conversion”) or (B) require the Company to redeem all or any portion of the outstanding Principal of this Note for the Major Transaction Redemption Price as provided in this Section 3 (a “Major Transaction Redemption”).  In the case of a Successor Major Transaction, the Company may elect, by notice to the Holder in the Major Transaction/Organic Change Notice, to require a Major Transaction Redemption with respect to all of the outstanding Principal of this Note except for any portion of such Principal as to which the Holder timely elects a Major Transaction Conversion in connection with such Successor Major Transaction.  The Holder shall have the right to waive its rights under this Section 3 with respect to any Major Transaction.

(a)          Major Transaction Conversion. The Holder may elect a Major Transaction Conversion as follows: (1) in the case of a Successor Major Transaction, the Holder, at its option, may elect to convert, in whole or in part, by written notice to the Company, effective immediately prior to, and upon, the consummation of a Takeout Major Transaction or, in the case of an Asset Sale, the Company’s distribution of assets to its shareholders, as applicable (a “Successor Major Transaction Conversion”), the outstanding Principal into the amount of cash and other assets and the number of securities or other property of the Successor Entity or other entity that the Holder would have received had such Holder converted the Major Transaction Conversion Amount (as defined below) into the number of Common Shares equal to the number of Common Shares into which the outstanding Principal then being converted would otherwise be converted as calculated under Section 2 hereof (such number of shares, the “Base Conversion Shares”) plus the Number of Make-Whole Shares determined with respect to such Major Transaction and such Major Transaction Conversion Amount (without regard to the 4.985% Cap or any other restriction or limitation on conversion) (the “Successor Major Transaction Consideration”), and (2) in the case of any one or more Major Transactions other than a Successor Major Transaction (a “Company Share Major Transaction”), the Holder shall have the right to convert, in whole or in part, following the occurrence of any such Major Transaction and from time to time thereafter, the outstanding Principal into a number of Common Shares equal to the Base Conversion Shares plus the Number of Make-Whole Shares determined with respect to any such Major Transaction and any such Major Transaction Conversion Amount (“Major Transaction Company Shares”).

(b)          Notice; Major Transaction Redemption Election; Major Transaction Conversion Election.

(i)          At least thirty (30) days prior to the occurrence of any Major Transaction or Organic Change, but, in any event, one (1) Trading Day following (x) the date of the first public announcement of such Major Transaction or Organic Change if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the first public announcement of such Major Transaction or Organic Change if such announcement is made on or after 4:00 p.m., New York City time, the Company shall deliver written notice thereof via (i) email and (ii) overnight courier to the Holder (a “Major Transaction/Organic Change Notice”); provided, however, that, with respect to any Major Transaction or Organic Change that is not a Successor Major Transaction, the applicable deadline by which the Company must deliver the Major Transaction/Organic Change Notice shall be within one (1) Trading Day following (x) the date of the first public announcement by any Person of such Major Transaction or Organic Change if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the public announcement of such Major Transaction or Organic Change if such announcement is made on or after 4:00 p.m., New York City time; and provided, further, that the Company shall make a public announcement of any Major Transaction or Organic Change not later than one (1) Trading Day after the Company first has knowledge of the occurrence thereof.

(ii)          If a Major Transaction/Organic Change Notice is given (or required to be given) at any time, then at any time during the period beginning on the date the Company delivers (or is obligated to deliver) such Major Transaction/Organic Change Notice and ending on the later of (1) ten (10) Trading Days prior to the occurrence of such Major Transaction and (2) ten (10) Trading Days after the Holder’s receipt of such Major Transaction/Organic Change Notice (or, in the case of a Major Transaction that is not a Successor Major Transaction, at any time during the period beginning on the date the Company delivers (or is obligated to deliver) a Major Transaction/Organic Change Notice with respect thereto and ending on the later of (1) the sixtieth (60th) day after the Company actually delivers the Major Transaction/Organic Change Notice and (2) the Effective Date of such Major Transaction), the Holder may elect to require a Major Transaction Redemption by delivering written notice thereof (the “Major Transaction Redemption Notice”) to the Company, which Major Transaction Redemption Notice shall indicate the portion of the Principal that the Holder is electing to have redeemed in a Major Transaction Redemption.

(iii)          If such Major Transaction/Organic Change Notice is given (or required to be given)  in respect of a Successor Major Transaction, and the Holder has not elected to require a Major Transaction Redemption in respect of all of the Principal, at any time during the period beginning on the date the Company delivers (or is obligated to deliver) such Major Transaction/Organic Change Notice in respect of a Major Transaction and ending on the later of (1) ten (10) Trading Days prior to the occurrence of such Major Transaction and (2) ten (10) Trading Days after the Holder’s receipt of such Major Transaction/Organic Change Notice, the Holder may elect to require a Successor Major Transaction Conversion (in respect of all or any portion of the Principal, except any portion that the Holder has elected to be redeemed in a Major Transaction Redemption) by delivering written notice thereof (the “Major Transaction Early Termination Notice”) to the Company, which Major Transaction Early Termination Notice shall indicate the portion of the Principal that Holder is electing to be treated as a Successor Major Transaction Conversion (provided, for the avoidance of doubt, that the Holder may elect a Major Transaction Redemption in respect to a portion of the Principal and a Successor Major Transaction Conversion in respect of another portion of the Principal).  If holders of any Common Shares are given any choice as to the securities, cash or property to be received in a Successor Major Transaction or Organic Change, then the Holder shall be given the same choice as to the type of consideration it receives upon any conversion of this Note in connection with such Successor Major Transaction or Organic Change.  Notwithstanding anything to the contrary contained herein, the Holder shall be entitled to elect to require a Successor Major Transaction Conversion in respect of all or any portion of the Principal, even if the Company has elected to require a Major Transaction Redemption with respect to all of the outstanding Principal with respect to this Note as provided above (and, for the avoidance of doubt, there shall be no Major Transaction Redemption with respect to the Principal of this Note as to which the Holder has elected a Successor Major Transaction Conversion).

(iv)          In respect of any Company Share Major Transaction, at any time from the date the Company delivers (or is obligated to deliver) to the Holder a Major Transaction/Organic Change Notice with respect thereto, the Holder may deliver written notice of a Major Transaction Conversion (“Major Transaction Conversion Notice”) to the Company, which Major Transaction Conversion Notice shall indicate the portion of the Principal (the “Major Transaction Conversion Amount”) that the Holder is electing to treat as a Major Transaction Conversion (which may be of all or any portion of the Principal, except any portion that the Holder has elected to be redeemed in a Major Transaction Redemption) and the effective date of such Major Transaction Conversion (which shall not be prior to the consummation of the applicable Company Share Major Transaction) (provided, for the avoidance of doubt, that the Holder may elect a Major Transaction Redemption in respect to a portion of the Principal and Major Transaction Conversions in respect of other portions of the Principal). For the avoidance of doubt, the Holder shall be permitted to make successive conversions and send successive Major Transaction Conversion Notices in respect of a Company Share Major Transaction from time to time (provided that the effective date of any such conversion shall not be prior to the consummation of the applicable Company Share Major Transaction).  For the avoidance of doubt, in the event that the Company delivers a Forced Conversion Notice at any time after a Company Share Major Transaction has been consummated, upon such Forced Conversion, and subject to the provisions of Section 2(f), the Holder shall be entitled to receive the Base Conversion Shares plus the Number of Make-Whole Shares that the Holder would have been entitled to receive had the Holder voluntarily delivered a Conversion Notice following such Company Share Major Transaction.

(c)          Settlement of Major Transaction Consideration. Following receipt of a Major Transaction Redemption Notice or Major Transaction Early Termination Notice from the Holder in respect of a Successor Major Transaction, the Company shall not effect the Successor Major Transaction with respect to which Holder has elected a Major Transaction Redemption or Successor Major Transaction Conversion unless it either (a) shall first place into an escrow account with an independent escrow agent, at least one (1) Trading Day prior to the closing date of the Successor Major Transaction, the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto, plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement), or (b) shall obtain the written agreement of the Successor Entity (which agreement shall include provisions entitling the Holder to enforce such agreement as a third party beneficiary) that payment or issuance of the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement) shall be made to the Holder concurrently with the consummation of such Successor Major Transaction and such payment or issuance, as the case may be, which shall be a condition precedent to the consummation of such Successor Major Transaction.  Concurrently upon closing of such Successor Major Transaction, the Company shall pay or issue, as the case may be, or instruct the escrow agent to deliver, or cause the Successor Entity to pay or issue, as applicable, the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto, as the case may be, plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement).

(d)          Organic Change. Any recapitalization, reorganization, reclassification, consolidation, merger, or any other transaction, in each case, that is effected in such a way that holders of Common Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to, or in exchange for, Common Shares (other than any transaction referred to in Section 2(e) or Section 6) is referred to herein as an “Organic Change.”  Without limiting any other rights of the Holder under this Section 3 or any other provision of this Note, unless otherwise provided in writing by the Required Note Holders, prior to the consummation of any Organic Change, the Company will make appropriate provision (pursuant to written agreements in form and substance reasonably satisfactory to the Required Note Holders and approved by the Holder prior to the consummation of such Organic Change (such approval (x) not to be unreasonably withheld, conditioned or delayed and (y) to be deemed given if the Holder does not respond to a request for comments thereon within five (5) Business Days of being requested to do so in writing by the Company) to ensure that the Holder will thereafter have the right to acquire and receive, in lieu of the Common Shares otherwise acquirable or receivable upon the conversion of this Note (without regard to the 4.985% Cap or any other restriction or limitation on conversion; provided that such written agreement shall contain a limitation on conversion comparable to the 4.985% Cap), such shares of stock, securities and/or assets as would have been issued or payable in such Organic Change with respect to, or in exchange for, the number of Common Shares which would have been acquirable or receivable upon the conversion of this Note immediately prior to such Organic Change (without regard to the 4.985% Cap or any other restriction or limitation on conversion). In any such case, the Company will make appropriate provision (pursuant to written agreements in form and substance reasonably satisfactory to the Required Note Holders and approved by such Holders prior to the consummation of such Organic Change (such approval (x) not to be unreasonably withheld, conditioned or delayed and (y) to be deemed given if the Holder does not respond to a request for comments thereon within five (5) Business Days of being requested to do so in writing by the Company) with respect to the Holder’s rights and interests to ensure that the provisions of this Section 3(d) will thereafter be applicable to this Note.  The Company shall not effect any Non-Surviving Organic Change (as defined below), unless prior to the consummation thereof, the Acquiring Entity (as defined below) provides a written agreement (in form and substance reasonably satisfactory to the Holder and approved by Holder prior to the consummation of such Non-Surviving Organic Change (such approval (x) not to be unreasonably withheld, conditioned or delayed and (y) to be deemed given if the Holder does not respond to a request for comments thereon within five (5) Business Days of being requested to do so in writing by the Company) to deliver to the Holder, upon conversion of this Note, such shares of stock, securities and/or assets as would have been issued or payable in such Non Surviving Organic Change with respect to, or in exchange for, the number of Common Shares that would have been acquirable or receivable upon the conversion of this Note immediately prior to such Organic Change (without regard to the 4.985% Cap or any other restriction or limitation on conversion).  For purposes of this Note, “Non-Surviving Organic Change” means any Organic Change following which the Company is not a surviving entity or as a result of which the Company has a new Parent Entity; and “Acquiring Entity” means the Person purchasing assets of the Company in a Non-Surviving Organic Change or the Successor Entity resulting from any Non-Surviving Organic Change. Notwithstanding the foregoing, in no event shall a Major Transaction as to which Holder has exercised its right to require a Major Transaction Redemption or a Successor Major Transaction Conversion in respect of all of the Principal of this Note, or as to which the Company shall have elected to require a Major Transaction Redemption, be subject to the provisions of this Section 3(d), and the foregoing shall not affect Holder’s right to convert this Note prior to the consummation of the Organic Change.

For the avoidance of doubt, the rights and obligations of the Company and the Holder upon the occurrence of a Major Transaction or Organic Change are conditional upon such Major Transaction or Organic Change being consummated (or actually occurring) and in the event that a Major Transaction or Organic Change for which the Holder is given notice is not consummated (or does not occur), then upon written notice from the Company to the Holder confirming that such Major Transaction has not and will in no event be consummated (or occur), all actions taken under this Section 3 prior to such written notice in connection with such Major Transaction shall be deemed to be rescinded and null and void and the Company shall return to the Holder this Note (if previously surrendered to the Company in connection with an anticipated Major Transaction or Organic Change under this Section 3). In the event that such Major Transaction is being consummated pursuant to an agreement between the Company (or any Affiliate thereof) and any other Person, the Company shall not deliver the written notice contemplated by the immediately preceding sentence unless such agreement has terminated.

(e)          Injunction; Damages. In the event that the Company either (A) attempts to consummate a Successor Major Transaction following the receipt of a Major Transaction Redemption Notice or Major Transaction Early Termination Notice from the Holder without either: (1) placing the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement), in escrow in accordance with subsection (c) above, or (2) obtaining the written agreement of the Successor Entity described in subsection (c) above, or (B) attempts to consummate a Successor Major Transaction without delivering or causing to be delivered the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement) to Holder concurrently with consummation of such Successor Major Transaction, or (C) attempts to consummate a Non-Surviving Organic Change without obtaining the written agreement of an Acquiring Entity described in subsection (d) above, the Holder shall have the right to apply for an injunction in any state or federal court sitting in the City of New York, borough of Manhattan to prevent (as applicable) the closing of such Successor Major Transaction until the Major Transaction Redemption Price or Successor Major Transaction Consideration (as applicable) applicable thereto plus accrued and unpaid interest through the date of such payment or issuance, as applicable (and any other amounts payable under the Facility Agreement) is delivered to the Holder in full, or to prevent the consummation of such Non-Surviving Organic Change until the Company shall have complied with its obligation under subsection (d) above, as applicable.

Notwithstanding anything to the contrary contained herein and without derogating any obligations or rights herein, until the Holder receives its appropriate payment or securities, plus any accrued and unpaid interest under this Note (and any other amounts payable under the Facility Agreement), in accordance with the provisions of this Section 3 and the Facility Agreement, this Note may be converted, in whole or in part, by the Holder into Common Shares, or in the event that such payments and/or shares have not been delivered prior to the consummation of the Successor Major Transaction in which the Company is not the surviving parent entity, common shares (or their equivalent) of the Successor Entity at an appropriate conversion price based upon the prevailing Conversion Price (as adjusted hereunder) at the time of such Major Transaction and price per share or conversion ratio received by holders of Common Shares in the Major Transaction.

4.          Registration Failures.  Upon any Registration Failure (as defined in the Registration Rights Agreement), in addition to all other available remedies that the Holder may pursue hereunder and under the Facility Agreement, the Registration Rights Agreement and this Note, the Company shall pay additional damages to the Holder for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to one percent (1.0%) of such Holder’s Principal amount of this Note on the date of such Registration Failure.  Such payments shall accrue until the earlier of (i) such time as the Registration Failure has been cured and (ii) the date on which all of the Conversion Shares may be sold without restriction under Rule 144 (including volume restrictions and without the need for the availability of current public information under Rule 144).  All such payments that accrue under this Section 4 shall be payable no later than five (5) Business Days following such date of accrual.

5.          Voting Rights.  Except as required by law, the Holder shall have no voting rights with respect to any of the Conversion Shares until the Conversion Date relating to the conversion of this Note upon which such Conversion Shares are issuable.

6.          Participation.  The Holder, as the holder of this Note, shall be entitled to receive such dividends paid (or cash amounts equal to such dividends) and distributions of any kind made to the holders of any Common Shares (or any preferred shares convertible into Common Shares, subject to the last sentence of this Section 6), other than dividends of, or distributions payable in, Common Shares or additional shares of the class of preferred shares upon which the dividends or distributions are issued, made or paid, to the same extent as if the Holder had converted this Note into such Common Shares (without regard to the 4.985% Cap or any other limitations on exercise herein or elsewhere and without regard to whether or not a sufficient number of shares are authorized and reserved to effect any such exercise and issuance) and had held such Common Shares on the record date for such dividends and distributions.  Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of such Common Shares.  To the extent any dividends paid and distributions  are issued, made or paid on any preferred shares convertible into Common Shares, such dividends or distributions shall, for purposes hereof, be deemed to have been issued made or paid upon the Common Shares into which such preferred shares are convertible, based upon the applicable conversion rate of such preferred shares.

7.          Certain Provisions Related to Common Shares Issued Hereunder.

(a)          Sufficient Shares.  The Company shall provide, free from preemptive rights, out of the Company’s conditional or authorized share capital or by means of shares held in treasury, sufficient Common Shares to provide for conversion of the Notes held by the Holder from time to time as such Notes are presented for conversion (assuming that at the time of computation of such number of Common Shares, all such Notes would be converted by the Holder into Conversion Shares (without regard to the 4.985% Cap)).

(b)          Fully-Paid.  The Company covenants that all Common Shares issued upon conversion of Notes held by the Holder in accordance with Section 2(c) will be fully paid up by the Company and free from all taxes, liens and charges with respect to the issue thereof.

8.          Amendment; Waiver.  The terms and provisions of this Note shall not be amended or waived except in a writing signed by the Company and the Holder; provided that the Company and the Required Note Holders may in writing amend the Notes on behalf of all of the Holders of Notes.

9.          Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, the Facility Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief).  No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that, except as may be set forth in the Facility Agreement, there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

10.          Specific Shall Not Limit General; Construction.  No specific provision contained in this Note shall limit or modify any more general provision contained herein.  This Note shall be deemed to be jointly drafted by the Company and all purchasers of Notes pursuant to the Facility Agreement and shall not be construed against any Person as the drafter hereof

11.          Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

12.          Notices.  Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9.1 of the Facility Agreement.

13.          Transfers of Notes.

(a)          Registration or Exemption Required.  This Note has been issued in a transaction exempt from the registration requirements of the Securities Act and exempt from state registration or qualification under applicable state laws.  None of this Note or the Conversion Shares may be pledged, transferred, sold, assigned, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, including pursuant to Rule 904, Rule 144 or Rule 144A under the Securities Act or pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal SEC interpretation or guidance, such as a so-called “4(a)(1) and a half” sale.

(b)          Assignment.  Subject to Section 13(a) and Section 9.4 of the Facility Agreement, the Holder may sell, transfer, assign, pledge, hypothecate or otherwise dispose (collectively, “Transfer”; and “Transferee” shall have a correlative meaning) of this Note, in whole or in part, so long as the Loans represented thereby are simultaneously Transferred in accordance with, and subject to the restrictions set forth in, the Facility Agreement. Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit C, indicating the Person or Persons to whom the Note shall be Transferred and the respective principal amount of the Note to be Transferred to each assignee.  The Company shall effect the Transfer within two (2) Business Days and shall deliver to the assignee(s) designated by Holder a Note or Notes of like tenor and terms for the appropriate principal amount.  This Note and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder.  The provisions of this Note are intended to be for the benefit of all Holders from time to time of this Note, and shall be enforceable by any such Holder.  For avoidance of doubt, in the event Holder notifies the Company that such sale or transfer is a so-called “4(a)(1) and a half” transaction, the parties hereto agree that a legal opinion from Katten Muchin Rosenman LLP or other nationally recognized outside counsel for the Holder delivered to the Company substantially in the form attached hereto as Exhibit D shall be the only requirement to satisfy an exemption from registration under the Securities Act to effectuate such “4(a)(1) and a half” transaction.  Notwithstanding anything to the contrary herein or in the Facility Documents, this Note may not be Transferred separately from the Holder’s rights and obligations as a Lender under the Facility Documents with respect to the corresponding Loan amount.  Any purported Transfer of this Note in violation of the terms of this Note or the Facility Agreement shall be void ab initio.

14.          Obligations of the Company.  For so long as any conversion rights under this Note remain capable of being exercised, the Company will keep available for issue out of its conditional or authorized capital free from pre-emptive rights (other than pre-emptive rights that have been waived) such number of Common Shares as would enable the Conversion Shares to be issued in full.  The Company hereby covenants and agrees that the Company will not, by amendment of its Articles or bylaws or through any reorganization, transfer of assets, consolidation, merger, amalgamation, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note or otherwise intentionally materially adversely affect the rights or remedies to which the Holder is entitled hereunder, including by structuring any transaction, structuring other agreements or arrangements for payments to Affiliates of the Company in connection with any transaction, or take any other action that has the purpose or effect of circumventing any of the rights or remedies of the Holder under this Note, including Section 3 hereof, and will at all times in good faith carry out all the provisions of this Note. Without limiting the foregoing, for so long as any Principal remains outstanding, the Company will not, without the consent of the Holder, make any alteration to its Articles which could have a material adverse effect on the rights attaching to the Common Shares.  Without limiting the generality of the foregoing, the Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of this Note.

15.          Payment of Collection, Enforcement and Other Costs.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (b) an attorney is retained to represent the Holder in any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action, including reasonable attorneys’ fees and disbursements.

16.          Cancellation.  After all Principal, Interest and other amounts at any time owed under, or on account of, this Note have been paid in full or converted into Common Shares in accordance with the terms hereof, this Note shall automatically be deemed cancelled, shall be surrendered to the Company for cancellation and shall not be reissued.

17.          Registered Note.  This Note may be Transferred only upon notation of such Transfer on the Register, and no Transfer thereof shall be effective until recorded therein.  Until there has been a valid Transfer of this Note and of all of the rights hereunder by the Holder in accordance with this Note, the Company shall deem and treat the Holder as the absolute beneficial owner and holder of this Note and of all of the rights hereunder for all purposes (including for the purpose of receiving all payments to be made under this Note).

18.          Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Facility Agreement.

19.          Governing Law.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note and all disputes arising hereunder shall be governed by, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company (a) agrees that any legal action or proceeding with respect to this Note or any other agreement, document, or other instrument executed in connection herewith, shall be brought exclusively in any state or federal court located within New York, New York, (b) irrevocably waives any objections which the Company may now or hereafter have to the venue of any suit, action or proceeding arising out of or relating to this Note, or any other agreement, document, or other instrument executed in connection herewith, brought in the aforementioned courts, (c) further irrevocably waives any claim that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum and (d) hereby consents that personal service of summons or other legal process may be made as set forth in the Facility Agreement.  EACH OF THE COMPANY AND THE HOLDER (BY ACCEPTANCE HEREOF) IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT TO ENFORCE ANY PROVISION OF THIS NOTE OR ANY OTHER TRANSACTION DOCUMENT.

20.          Interpretative Matters.  Unless the context otherwise requires, (a) all references to Sections or Exhibits are to Sections or Exhibits contained in or attached to this Note, (b) each accounting term not otherwise defined in this Note has the meaning assigned to it in accordance with IFRS, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the use of the word “including” in this Note shall be by way of example rather than limitation.  If a Stock Event occurs during any period over which an average price is being determined, then an appropriate adjustment will be made to such average to reflect such event.  All cash payments to be made pursuant to this Note shall be made in Dollars.

21.          Execution.  A facsimile, telecopy, PDF or other reproduction of this Note may be delivered by the Company, and an executed copy of this Note may be delivered by the Company by facsimile, email or other similar electronic transmission device pursuant to which the signature of or on behalf of the Company can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes.  The Company hereby agrees that it shall not raise the execution of facsimile, PDF or other reproduction of this Note, or the fact that any signature was transmitted by facsimile, email or other similar electronic transmission device, as a defense to the Company’s execution of this Note.  Notwithstanding the foregoing, the Company shall be required to deliver an originally executed Note to the Holder (or its designee).

 [Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Senior Secured Convertible Note to be duly executed as of the date first set forth above.

COMPANY:

ADC THERAPEUTICS SA

By:
Name:
Title:

SIGNATURE PAGE TO SENIOR SECURED CONVERTIBLE NOTE

Exhibit A

CONVERSION NOTICE

Reference is made to (i) the Senior Secured Convertible Note (the “Note”) of ADC THERAPEUTICS SA, a Swiss stock corporation (société anonyme) (the “Company”), in the original principal amount of $_______________________and (ii) article 4(c) of the articles of association of the Company.  In accordance with and pursuant to the Note, the undersigned hereby (i) elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares (as defined in the Note) of the Company, as of the date specified below, and (ii) pays in the issuance price of the relevant Common Shares by setting off the corresponding amount under the Note converted.

Date of Conversion:  _______________

Aggregate Conversion Amount to be converted at the Conversion Price (as defined in the Note):

Principal, applicable thereto, to be converted:  _______________

Please confirm the following information:

Conversion Price:  __________________

Number of Common Shares to be issued:  _______________

Please issue the Common Shares into which the Note is being converted in the following name and to the following address:

Issue to:  ________________

Email Address:  _______________

Dated:  ___________________

DTC Details (if applicable): ______________

By:  _____________________________

Name:  _______________________ Title:  ____________________

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [TRANSFER AGENT] to issue the above indicated number of Common Shares in accordance with the Irrevocable Transfer Agent Instructions dated [      ], 20[_] from the Company and acknowledged and agreed to by [TRANSFER AGENT].

ADC Therapeutics SA

By:  _____________________________

Name:  _______________________ Title:  ____________________

Exhibit B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	[TRANSFER AGENT]
AND TO: ADC Therapeutics SA (the “Company”)

The undersigned (A) acknowledges that the sale of the securities of the Company to which this declaration relates has been or will be made in reliance on Rule 904 of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” of the Company (as that term is defined in Rule 405 under the Securities Act), (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made or will not be made to a person in the United States and either (a) at the time the buy order was or will be originated, the buyer was or will be outside the United States, or the seller and any person acting on its behalf reasonably believed or will reasonably believe that the buyer was or will be outside the United States, or (b) the transaction was or will be executed on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows or will know that the transaction has been or will be prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale was or will be bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not or will not be a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S under the Securities Act.

The Company and [________] {insert name of transfer agent} shall be entitled to assume, and shall assume, that the matters certified above shall remain true and correct, unless and until the undersigned advises the Company otherwise, in writing.

Dated:	X
Signature of individual (if Seller is an individual)

X
Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory(please print)

Exhibit C

ASSIGNMENT

(To be executed by the registered holder desiring to transfer the Note)

FOR VALUE RECEIVED, the undersigned holder of the attached Senior Secured Convertible Note (the “Note”) hereby sells, assigns and transfers unto the person or persons below named the right to receive the principal amount of $___________ from ADC Therapeutics SA, a Swiss stock corporation (société anonyme), evidenced by the attached Note and does hereby irrevocably constitute and appoint _______________ attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated: _____________

__________________________________________
Signature

Fill in for new registration of Note:

__________________________________________
Name

__________________________________________

__________________________________________
Address

__________________________________________
Please print name and address of assignee
(including zip code number)

Exhibit D

FORM OF OPINION

,20_____

Re:          ADC Therapeutics (the “Company”)

Dear Sir:

[_______________] (“[______________]”) intends to transfer its Senior Secured Convertible Note in the principal amount of $_________ (the “Note”) of the Company to ________ (“_____”) without registration under the Securities Act of 1933, as amended (the “Securities Act”).  In connection herewith, we have examined such documents and issues of law as we have deemed relevant.

Based on and subject to the foregoing, we are of the opinion that the transfer of the Note by _____________ to ______________ may be effected without registration under the Securities Act: provided, however, that the Note to be transferred to __________ shall contain a legend restricting its transferability pursuant to the Securities Act as set forth in the Note and may to a stop transfer order consistent therewith.

The foregoing opinion is furnished only to ___________ and may not be used, circulated, quoted or otherwise referred to or relied upon by you for any purposes other than the purpose for which furnished or by any other person for any purpose, without our prior written consent.

Very truly yours,

Schedule 1

Number of Make-Whole Shares per $1,000 Principal

The following table sets forth the Number of Make-Whole Shares per $1,000 Principal amount for each Share Price and Effective Date set forth below:

	Share Price
Effective Date	$19.00	$24.70	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00	$150.00	$175.00
May 19, 2020	12.1458	8.4636	6.395	4.117	2.8428	2.0455	1.5084	1.1276	0.8471	0.6347	0.2874	0.0961	0
May 19, 2021	12.1458	8.4636	6.3833	4.012	2.7232	1.9347	1.4129	1.0481	0.7828	0.5836	0.2623	0.0873	0
May 19, 2022	12.1458	8.4636	6.1823	3.7308	2.4584	1.7082	1.2263	0.8973	0.6623	0.4888	0.2144	0.0689	0
May 19, 2023	12.1458	8.1733	5.608	3.135	1.956	1.3067	0.9109	0.6511	0.4712	0.3414	0.1419	0.0411	0
May 19, 2024	12.1458	6.9275	4.1887	1.9508	1.0874	0.6807	0.4569	0.3189	0.2263	0.1609	0.0626	0.0157	0
May 19, 2025	12.1458	0	0	0	0	0	0	0	0	0	0	0	0

The Share Prices set forth in the column headings of the table above shall be adjusted as of any date on which the Conversion Price is otherwise adjusted pursuant to Section 2(e) in the same manner and at the same time as such adjustment to the Conversion Price.  In such event, each Number of Make-Whole Shares set forth in the table above shall be adjusted at the same time as such adjustment to the Conversion Price and shall equal the Number of Make-Whole Shares applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price immediately prior to such adjustment and the denominator of which is the Conversion Price as so adjusted.

The exact Share Price and Effective Date may not be set forth in the table above, in which case:

(i)          if the Share Price is between two Share Prices in the table above or the Effective Date is between two Effective Dates in the table, the Number of Make-Whole Shares shall be determined by a straight-line interpolation between the Number of Make-Whole Shares set forth for the higher and lower Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii)          if the Share Price is greater than $175.00 per share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above), the Number of Make-Whole Shares shall be zero; and

(iii)          if the Share Price is less than $19.00 per share (subject to adjustment in the same manner as the Share Prices set forth in the column headings of the table above), the Number of Make-Whole Shares shall be zero.